Room 4561

November 3, 2006

Mr. Robert M. Lewis
Chief Financial Officer
Imergent, Inc.
754 East Technology Avenue
Orem, UT 84097

> **Re:** **Imergent, Inc.**
> **Form 8-K Filed on September 7, 2006**
> **File No. 001-32277**

Dear Mr. Lewis,

We have reviewed your response letter dated October 5, 2006 and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed September 7, 2006

1.   We have read your response to prior comment number 1 concerning the non-GAAP operating statement columnar format. We continue to have the concerns previously expressed over how investors might view that information due to the format in which it has been presented. Consequently, we believe it should be removed.

2.   We have read your response to prior comment number 2 and note that you did not address Question 8 of the Frequently Asked Questions (FAQ). As your use of contract bookings has the effect of including and excluding certain recurring amounts, we believe that you must meet the burden of demonstrating its usefulness to investors through your disclosures. Please demonstrate to us why referring to contract bookings as "revenue" throughout your non-GAAP presentation is useful by addressing, in detail, each of the items in Question 8. In addition, explain why you believe that it is appropriate to consider contract bookings as non-GAAP "revenue" considering that it bears so little relationship to your actual revenue and actually could be viewed as closer to a projection than a historical revenue measure. We may have further comment.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        You may contact Mark Kronforst, Assistant Chief Accountant at (202) 551-3451 or me at (202) 551-3489 if you have any questions regarding these comments.

                        Very truly yours,

                        Brad Skinner
                        Accounting Branch Chief